

December 2, 2010

<u>Via U.S. Mail and Facsimile 415.618.7134</u>

Geoffrey D. Flynn
Chief Financial Officer
BlackRock Asset Management International Inc.
400 Howard Street
San Francisco, CA 94105

> **Re:** **iShares S&P GSCI Commodity-Indexed Trust**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 1-32947**

Dear Mr. Flynn:

We have reviewed your response dated November 5, 2010 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Financial Statements of the Investing Pool

Schedule of Investments, page F-17

1. We note your response to prior comment 1 and request further clarification. Please provide to us the specific accounting literature relied upon by management to exclude the CERF contracts from the schedule of investments and the related unrealized gain or losses from the balance sheet. Within your response please provide to us a summary of the unique features of your CERF contracts that differentiate them from other investments in future contracts that would typically be presented within the schedule of investments and the unrealized gain or loss presented within the balance sheet.

General

2.   Please provide the company's affirmation regarding awareness of its obligations under the Securities Act of 1933 and the Exchange Act of 1934 and the representations which follow, signed from an appropriate member of the company's management, as outlined below.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Howard Efron, Staff Accountant, at 202.551.3439 or the undersigned at 202.551.3629 if you have questions regarding the comments on the financial statements and related matters.

                                        Sincerely,

                                        Kevin Woody
                                        Accounting Branch Chief